Exhibit 1

[LOGO]  HAVAS

PRESS RELEASE

                                                      Suresnes, November 9, 2005

                           Third quarter 2005 revenue

      o Organic growth of +3.9% in third quarter 2005, versus +3,0% in second quarter 2005

      o Nine month organic growth of +2.8% but a strong slowdown estimated for the last quarter

      o Net New Business(1) of nearly (euro) 760 million for the first nine months of the year


1. Third quarter 2005 revenues of (euro) 341 million reflecting organic growth of +3.9%

Havas today announced third quarter 2005 revenues of (euro) 341 million, versus
(euro) 338 million in third quarter 2004. Organic growth came to +3.9%, up from +3.0% in the second quarter and +1.4% in first quarter 2005.

The improvement in organic growth this quarter is due primarily to the good performance of traditional advertising activities and an improvement in marketing services (CRM).

Revenue for the first nine months of 2005 came to (euro) 1,041 million, compared to (euro) 1,086 million for the same period last year in IFRS, a 4.1% decline in published figures. The net impact of scope of consolidation changes came to
- (euro)62 million versus - (euro)50 million for second half 2005. The impact of exchange rate variations decreased to - (euro)11 million for the first nine months of 2005 from nearly - (euro)14 million in second half 2005. Nine month 2005 organic growth rose to +2.8% from +2.2% for the first half 2005.

----------
(1) Net New Business reflects the estimated annual advertising budget of accounts won less the estimated annual advertising budget of accounts lost.


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2. Analysis by region: good performance in North America, but Asia continues to suffer from the loss of the Intel account

By region, the principal conclusions regarding organic growth are as follows:

      - Organic growth in France came to +2.6% in the third quarter and +0.9% for the first nine months of 2005 following +0.2% for the first half 2005. This notable improvement was fueled by good performance in media (MPG), healthcare and corporate/finance (Euro RSCG C&O) activities.

      - UK organic growth was essentially flat at +0.1% for the third quarter and +0.3% for the first nine months of 2005. Good performance from the traditional advertising business offset a disappointing quarter in media and healthcare.

      - Organic growth in Europe (excluding France and the UK) came to +2.3% for the quarter and +6.6% for the first nine months of 2005, a marked slowdown from the +8.5% organic growth in first half 2005. This stems primarily from a higher basis of comparison, given the Group's +11.1% organic growth in this region in third quarter 2004.

      - In North America, Havas posted +7.0% organic growth in third quarter 2005, and +2.6% for the first nine months of 2005. This is a marked improvement over the +0.4% organic growth of first half 2005. Although this region was hurt most by the loss of significant clients, the growth in revenues from clients won by Arnold and Euro RSCG New York in late 2004 and early 2005 made it possible to post a good performance for the quarter.

      - Organic growth in Latin America (excluding Brazil) surged to +24.3% in the third quarter and +20.9% for the first nine months of 2005. Including our main Brazilian subsidiary, consolidated according to the equity method as of January 1, 2005, the region's organic growth would have been +8.2% for the first nine months of 2005 compared with +4.2% for first half 2005. Mexico, Argentina and Columbia continued their strong performance, achieving high organic growth.

      - Asia-Pacific once again posted negative organic growth at -8.6% in third quarter 2005 and -6.9% for the first nine months of the year after -5.9% for first half 2005. The region is still suffering from the loss of the Intel account.

3. Net New Business of nearly (euro) 760 million for the first nine months of
2005

Havas reports Net New Business of nearly (euro) 760 million for the first nine months of 2005.

It should be noted that the progression during the quarter reflects a significantly higher proportion of budget renewals following a competition than for the same period last year. This demonstrates the capacity of the Group's teams to build long-term relationships with clients.

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Among the principal accounts won during third quarter 2005, are the following:

      >> Advertising: Joker and Le Figaro (France), Palmers (Austria, Germany, Central and Eastern Europe), Hershey's (United States), and Ebay (China)

      >> Media: Peugeot (Germany), Napster (Germany), BAE Systems, Interparfums (Burberry, Lanvin and Lacroix) and Weston (France), Hotel.com (Italy), BBVA (Mexico and Argentina), Santander Central Hispano Bank (Mexico), Esurance and Hershey's (United States)

      >> Marketing services: Danoe (France), HSBC (United Kingdom), DirectBuy (United States) and Easymobile (Netherlands, Germany and United Kingdom).

      >>    Corporate/finance: Previade-Mutouest (France)

      >>    Healthcare: Flomax CR (Boehringer - Ingelheim) (United States)

The losses include Volkswagen (United States) and Argos (United Kingdom) in advertising, Peugeot (France) and Nestle (Spain) in media.

In October 2005, MPG won the Danone media account in France beginning in 2006 and Euro RSCG won the Alice advertising account (Telecom Italia) in Italy.

4. Creativity

The following campaigns won awards in third quarter 2005:

The Citroen campaigns, "Birds" by Euro RSCG Amsterdam and "Carbot" by Euro RSCG London, received awards respectively at the New York Festival (print outdoor & design) in July and at the Shark Awards, an international advertising festival held in September in Ireland.

At the "Long Xi Awards", one of the most prestigious in China, held last August, the Euro RSCG China and Euro RSCG Beijing agencies won awards for the Fitilite and EMBA films "Nail Polishing" and "Classroom/Library/Forum/Club".

BETC Euro RSCG shined once again by winning two Silvers for the Peugeot film "Toys" at the Euro Effie Awards which recognizes advertisers and agencies for the effectiveness of their campaigns.

The WebAwards, which recognize the creativity of internet sites by industrial category, honored the Arnold Boston and Euro RSCG 4D agencies in the United States and Palm Arnold Communication in Canada, by granting 16 awards among the three of them.

Finally, devarrieuxvillaret won three awards at the "Grand Prix de l'Affichage", including the Grand Prix, for its campaign "Bache" for the SNCF Transilien. BETC Euro RSCG also won an award for its campaign "Les doudous" for Petit Bateau.

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5. Outlook

Regaining market share remains Havas' priority objective. However this objective will not necessarily be reached in a linear manner. Following an organic growth of +2.8% during the first nine months of the year, a strong slowdown is estimated for the last quarter due notably to the high basis of comparison with fourth quarter 2004 (+4.6%) and the impact of the year's account losses.

The Havas Group needs to continue to build its recovery in 2006. The Executive Committee confirms that it will unveil its strategic orientations to the financial community and press before the end of 2005. The aim of these strategic orientations will be to provide the Group with the means to accomplish the next stages in its development beginning in 2006.

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APPENDIX 1: PERFORMANCE ANALYSES

Q3 2005 ANALYSIS

Q3 2005 / Q3 2004

Performance by region

                                      ----------------------------------------
                                           Revenue
                                            Q3-05               Organic growth
                                      ((euro) millions)         Q3-05 vs Q3-04
------------------------------------------------------------------------------
France                                        63                     +2.6%
------------------------------------------------------------------------------
United Kingdom                                43                     +0.1%
------------------------------------------------------------------------------
Europe (excl. France and UK)                  59                     +2.3%
------------------------------------------------------------------------------
North America                                145                     +7.0%
------------------------------------------------------------------------------
Latin America (excl. Brazil)                  16                    +24.3%
------------------------------------------------------------------------------
Asia Pacific                                  15                     -8.6%
------------------------------------------------------------------------------
TOTAL                                        341                     +3.9%
------------------------------------------------------------------------------

YTD SEPTEMBER 2005 ANALYSIS

YTD September 2005 / YTD September 2004
Performance by region

                                    -------------------------------------------
                                          Revenue              Organic growth
                                     YTD September -05      YTD September-05 vs
                                     ((euro) millions)       YTD September-04
-------------------------------------------------------------------------------
France                                      210                    +0.9%
-------------------------------------------------------------------------------
United Kingdom                              131                    +0.3%
-------------------------------------------------------------------------------
Europe (excl. France and UK)                195                    +6.6%
-------------------------------------------------------------------------------
North America                               422                    +2.6%
-------------------------------------------------------------------------------
Latin America (excl. Brazil)                 39                    +20.9%
-------------------------------------------------------------------------------
Asia Pacific                                 44                    -6.9%
-------------------------------------------------------------------------------
TOTAL                                      1 041                   +2.8%
-------------------------------------------------------------------------------

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APPENDIX 2: YTD SEPTEMBER 2005 ORGANIC GROWTH

                                                                 (euro) millions
--------------------------------------------------------------------------------
1. YTD September 2004 Revenue (French Gaap)                           1 088
--------------------------------------------------------------------------------
2. YTD September IFRS Impact                                             (2)
--------------------------------------------------------------------------------
3. YTD September 2004 Revenue (IFRS)                                  1 086
--------------------------------------------------------------------------------
4. Exchange rate impact                                                 (11)
--------------------------------------------------------------------------------
5. YTD September 2004 at YTD September 2005 exchange rates            1 075
--------------------------------------------------------------------------------
6. Changes in scope of consolidation: acquisitions,
   disposals,closures and others                                        (62)
--------------------------------------------------------------------------------
7. YTD September-04 at YTD September-05 exchange rates
   and structure                                                      1 013
--------------------------------------------------------------------------------
8. YTD September-05 Revenue                                           1 041
--------------------------------------------------------------------------------
9. Organic change                                                     +2.8%
--------------------------------------------------------------------------------

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                        Peggy Nahmany
                                       Tel : +33 (0)1 58 47 90 73
                                       peggy.nahmany@havas.com

Investor Relations:                    Stephane Houri
                                       Tel : +33 (0)1 58 47 91 35
                                       stephane.houri@havas.com




2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
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